Jonathan W. Thayer	100 Constellation Way
Senior Vice President and Chief Financial Officer	Suite 1800P
Baltimore, Maryland 21202-3106
410.470.2821

November 2, 2009

By Electronic Transmission

Mr. Robert W. Errett, Esq.

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Constellation Energy Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 27, 2009

Definitive Proxy Statement on Schedule 14A

Filed April 29, 2009

Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009

Filed May 8, 2009 and August 7, 2009

File No. 001-12869

Baltimore Gas and Electric Company

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 27, 2009

Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009

Filed May 8, 2009 and August 7, 2009

File No. 001-01910

Dear Mr. Errett:

This letter is in response to the Staff’s letter dated October 19, 2009.  For your convenience, we have restated each of the Staff’s comments and followed them with our responses.

Form 10-K for the Year Ended December 31, 2008

Risk Management, page 72

Risk Exposures, page 73

VaR, page 75

1.              We note your response to comment eight from our letter dated September 13, 2009.  Please discuss why your Economic Value at Risk (EVaR) disclosures satisfies Item 305 requirements with respect to the market risk you face with respect to your accrual positions or provide quantitative disclosure in accordance with one of the three disclosure alternatives set forth under Item 305(a) of Regulation S-K regarding your accrual positions.

Response:

We believe that the presentation of EVaR satisfies the requirements of Item 305 of Regulation S-K with respect to the market risks of our accrual positions.  EVaR is a VaR calculation (one of the three permitted disclosure alternatives under Item 305(a)) that measures the sensitivity of our total portfolio of commodity market risk exposures to changes in market prices.  For both our VaR and EVaR calculations, we have described the model and the limitations of such a measurement in our disclosures.

Consistent with VaR, EVaR is a one-day measure based upon a 95% confidence interval, as required by Item 305.  In addition to the required instruments presented in the VaR calculation for mark-to-market positions, EVaR also includes physical assets as well as all derivative and nonderivative contracts from accrual positions, and it is measured using a five-year time horizon.  Thus, EVaR provides a VaR calculation of sensitivity to market price risk across our entire portfolio.

Historically, we have presented average, high, and low VaR amounts, but we have only presented period-end EVaR amounts.  Effective with our Annual Report on Form 10-K for the year ended December 31, 2009, we will expand our disclosure to include the average, high, and low EVaR amounts in accordance with Item 305.

As encouraged in Item 305 and noted above, we voluntarily include additional market-risk sensitive instruments, positions, and transactions in the EVaR calculation beyond those that are required.  In this regard, we disclose the inclusion of all positions of our Merchant business in our EVaR model.  Effective with our Annual Report on Form 10-K for the year ended December 31, 2009, we will expand our disclosure to indicate more specifically the nature of these positions, which include market risk from power and fuel prices for electric generating plants, and purchased power and fuel prices for derivative and nonderivative accrual contracts for our Merchant business.

Exhibits

2.              We note your response to comment 13 from our letter dated September 13, 2009.  We note in the body of the Investor Rights Agreement designated as Exhibit No. 10.3 to the Form 8-K dated December 17, 2008 a reference to an Exhibit A and B.  Exhibit A refers to guidelines, as approved by your corporate risk management committee, regarding management of your trading activities.  Exhibit B discloses information regarding your VaR limits.  It does not appear that these exhibits are included in Exhibit 10.3.  Please re-file this exhibit with your next periodic report so that it contains these exhibits or clearly articulate why you are not required to do so.

Response:

As discussed with the Staff, we have concluded that the Investor Rights Agreement, along with the Stock Purchase Agreement that was designated as Exhibit 10.2 to the Form 8-K dated December 17, 2008, should have been filed as acquisition agreements under Item 601(b)(2) of Regulation S-K.  Each of these agreements was entered into in connection with and is directly related to the acquisition of a 49.99% interest in our nuclear business by Electricite de France pursuant to a Master Put Option and Membership Interest Purchase Agreement.  Treatment of the Investor Rights Agreement and Stock Purchase Agreement as acquisition agreements eligible for filing under Item 601(b)(2) would be consistent with the treatment of the Master Put Option and Membership Interest Purchase Agreement, which was designated as Exhibit 2.1 to the Form 8-K dated December 17, 2008.

Accordingly, we will revise the exhibit index in our next periodic report to recharacterize each of the Investor Rights Agreement and the Stock Purchase Agreement as an exhibit under Item 601(b)(2).  We also will omit Exhibits A and B to the Investor Rights Agreement because they do not contain “information which is material to an investment decision” as permitted by Item 601(b)(2).  Exhibits A and B set forth the specific risk management guidelines and processes of Constellation Energy, which we do not believe are material to an investor’s understanding of our obligations relating to our trading activities under the Investor Rights Agreement.

The exhibit index also will indicate that Exhibits A and B to the Investor Right Agreement have not been filed and will be furnished supplementally to the Securities and Exchange Commission upon request.  As indicated in our response to comment no. 13 from your letter dated September 11, 2009, each of the exhibits to the Stock Purchase Agreement has been previously filed as an exhibit to our periodic reports.

Definitive Proxy Statement on Schedule 14A

Grants of Plan Based Awards, page 40

3.              We note your response to comments 17 and 18 from our letter dated September 11, 2009.  Please confirm that in future filings you will disclose, if appropriate, in your Compensation Discussion and Analysis section, not just the footnotes to the Grants of Plan Based Awards table that you did not set a target annual incentive amount for Mr. Shattuck and you did not establish a threshold and maximum annual incentive amount for your other named executive officers.  Assuming you had determined to grant awards under this plan because you had met the earnings-per-share goal established for purposes of funding the plan, please also explain how you would have determined the amount to grant to each of your executives if no objective targets were established at the outset of the fiscal year.

Response:

In future filings, if no target annual incentive amount has been established for Mr. Shattuck, or if threshold and maximum annual incentive amounts have not been established for our other named executive officers, we will disclose such facts in our Compensation Discussion and Analysis section (CD&A).  The amount of each executive officer’s annual incentive award is based on a number of factors in addition to earnings per share performance.  The factors that the Compensation Committee considered in determining the amount of the 2008 annual incentive award for the named executive officers are disclosed in the CD&A beginning on page 28 of our 2009 Proxy Statement.  In the CD&A of future Proxy Statements, we will continue to describe the factors that the Compensation Committee considered in determining annual incentive awards for the named executive officers.

*     *     *     *     *

Please feel free to contact Sean Klein, Senior Counsel (410-470-5718) or me if you have any questions.

Sincerely,

/s/ Jonathan W. Thayer
Jonathan W. Thayer

cc:                                 M. A. Shattuck III

K. W. DeFontes, Jr.

K. W. Hadlock

S. J. Klein